UF9-5-02

02053050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED AUG 2 7 2002 MAIL PROCESSING SECTION WASH, D.C. 154

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/30/01 (MM/DD/YY) AND ENDING 06/28/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southwest Clearing Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, Texas 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal (214) 859-1026
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

2001 Ross Avenue, Suite 1800, Dallas, Texas 75201-2997
(Address) (City) (State) Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Kenneth R. Hanks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwest Clearing Corp., as of June 28, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JENNY A VANCE
NOTARY PUBLIC
State of Texas
Comm. Exp. 06-07-2006

NOTARY PUBLIC STATE OF TEXAS

Signature

Chief Executive Officer
Title

Notary Public

8/22/02

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

SOUTHWEST CLEARING CORP.

(A Wholly Owned Subsidiary of SWS Group, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 28, 2002

WITH REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Accountants

To the Board of Directors and Stockholder of
Southwest Clearing Corp.

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows present fairly, in all material respects, the financial position of Southwest Clearing Corp. (the "Company") (a wholly owned subsidiary of SWS Group, Inc.) at June 28, 2002, and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 6, 2002

SOUTHWEST CLEARING CORP.
(A Wholly Owned Subsidiary of SWS Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
JUNE 28, 2002

ASSETS	
Cash	$ 2,111,760
Receivable from affiliate	324,150
Securities owned, at market value	1,161,017
Other assets	1,565,009
Total assets	$ 5,161,936
LIABILITIES AND STOCKHOLDER'S EQUITY	
Payables to brokers, dealers, and clearing organizations	$ 118,020
Accrued fees payable	1,229,433
Other liabilities	72,685
Total liabilities	1,420,138
Stockholder's equity	
Preferred stock with $20 par value, authorized 100,000 shares, none issued and outstanding	-
Class A common stock with $1 par value, authorized 10,000 shares, 1,000 shares issued and outstanding	1,000
Class B common stock with $1 par value, authorized 10,000 shares, none issued and outstanding	-
Additional paid-in capital	6,430,416
Accumulated deficit	(2,689,618)
	3,741,798
Total liabilities and stockholder's equity	$ 5,161,936

The accompanying notes are an integral part of these financial statements.

SOUTHWEST CLEARING CORP.
(A Wholly Owned Subsidiary of SWS Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 28, 2002

Revenues:		
Net revenue from clearing operations	$	1,949,195
Commissions		5,050
Interest		7,564,742
Advisory and administrative fees		1,255,625
Net gains on principal transactions		6,477
Other		380,570
		11,161,659
Expenses:		
Interest		4,086,696
Occupancy, equipment and computer service costs		6,499,746
Communications		886,871
Floor brokerage and clearing organization charges		1,296,537
Other		2,529,682
		15,299,532
Loss before income taxes		(4,137,873)
Income tax benefit		(1,448,255)
Net loss	$	(2,689,618)

The accompanying notes are an integral part of these financial statements.

SOUTHWEST CLEARING CORP.
(A Wholly Owned Subsidiary of SWS Group, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 28, 2002

	Preferred stock		Class A common stock		Class B common stock		Additional Paid-in Capital	Retained Earnings/ Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at June 29, 2001	-	$ -	1,000	$ 1,000	-	$ -	$ 1,269,000	$ 61,416	$ 1,331,416
Contribution	-	-	-	-	-	-	15,000,000	-	15,000,000
Dividends	-	-	-	-	-	-	(9,838,584)	(61,416)	(9,900,000)
Net loss	-	-	-	-	-	-	-	(2,689,618)	(2,689,618)
Balance at June 28, 2002	-	$ -	1,000	$ 1,000	-	$ -	$ 6,430,416	$ (2,689,618)	$ 3,741,798

The accompanying notes are an integral part of these financial statements.

SOUTHWEST CLEARING CORP.
(A Wholly Owned Subsidiary of SWS Group, Inc.)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED JUNE 28, 2002

Balance at June 28, 2001	$	-
Proceeds from note		20,000,000
Note payment		(20,000,000)
Balance at June 28, 2002	$	-

The accompanying notes are an integral part of these financial statements.

SOUTHWEST CLEARING CORP.
(A Wholly Owned Subsidiary of SWS Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 28, 2002

Cash flows from operating activities:	
Net loss	$ (2,689,618)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable from affiliate	(434,805)
Securities owned	(13,846)
Payable to brokers, dealers, and clearing organization	118,020
Other assets	(1,520,109)
Other liabilities	72,685
Accrued fees payable	1,229,433
Net cash used in operating activities	(3,238,240)
Cash flow from financing activities:	
Capital contributions	15,000,000
Proceeds from subordinated liabilities	20,000,000
Payment of subordinated liabilities	(20,000,000)
Dividends paid	(9,900,000)
Net cash provided by financing activities	5,100,000
Net change in cash	1,861,760
Cash at beginning of year	250,000
Cash at end of year	$ 2,111,760
Supplemental cash flow disclosures:	
Cash paid for interest	$ 4,086,696
Cash paid for taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Southwest Clearing Corp. ("Company") is a wholly owned subsidiary of SWS Group, Inc. ("Parent"). The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 ("Act").

The annual financial statements are prepared as of the close of business on the last Friday of June. Accordingly, the fiscal year for 2002 ended on June 28, 2002.

On October 2, 2001, a bankruptcy court awarded to SWS Securities, Inc. ("SWS, Inc."), an affiliate of the Company, the accounts of Minneapolis-based MJK Clearing. The Securities Investor Protection Corporation assumed responsibility for the accounts when MJK Clearing reported that it was in violation of minimum capital requirements. The accounts of MJK Clearing were transferred to the Company. At this time, SWS, Inc. made a $20 million subordinated loan to the Company, while the Parent contributed $15 million in additional capital. In April 2002, all customer accounts were transferred to SWS, Inc., the subordinated loan was repaid and $9.9 million was dividended back to the Parent. The Company is currently an inactive broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash flow reporting

For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in depository accounts.

Securities owned

At June 28, 2002, securities owned consisted of money market investments.

Fair value of financial instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined in Rule 15c3-1 under the act. At June 28, 2002, the Company had net capital of

$1,829,419, which is $1,579,419 in excess of its minimum net capital requirement of $250,000 at that date. Additionally, Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At June 28, 2002 the Company had net capital of $1,709,419 in excess of 5% of aggregate debit items.

4. INCOME TAXES

The Company files a consolidated federal tax return with the Parent. For purposes of these financial statements, current income taxes are computed as if the Company files a separate entity income tax return.

Income tax expense for the fiscal year ended June 28, 2002, is equal to the amount that would otherwise have been calculated by applying the U.S. Federal corporate tax rate (35% in 2002) to income before income taxes.

There were no tax temporary differences that gave rise to significant portions of the deferred tax assets or deferred tax liabilities at June 28, 2002.

5. PAIB RESERVE REQUIREMENT

At June 28, 2001, the company had no PAIB deposit requirement and had no such amounts on deposit.

SOUTHWEST CLEARING CORP.
(A Wholly Owned Subsidiary of SWS Group, Inc.)

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
JUNE 28, 2002

Total stockholder's equity from the statement of financial condition		$ 3,741,798
Deductions and/or charges - nonallowable assets		
Other assets	$ (1,565,009)	
Receivable from affiliate	(324,150)	(1,889,159)
Net capital before haircuts		1,852,639
Haircuts on securities positions		(23,220)
Net capital		1,829,419
Net capital requirement:		250,000
Excess net capital		$ 1,579,419

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of June 28, 2002 filed by the Company with the National Association of Securities Dealers, Inc. on July 24, 2002.

SOUTHWEST CLEARING CORP.
(A Wholly Owned Subsidiary of SWS Group, Inc.)

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
JUNE 28, 2002

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits in all suspense accounts over 30 calendar days	-
Transfers in excess of 40 calendar days	-
Other	-
Total credits	-
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	-
Other	-
Aggregate debits	-
Less 3% haircut	-
Total debits	-
Excess of total debits over total credits	$ -
Reserve requirement at June 28, 2002:	
Amount of securities held in "Reserve Bank Accounts" at June 28, 2002	$ -
Deposit made within required time frames of qualifies securities	-
Amount of securities held in "Reserve Bank Accounts"	$ -

Note: The above computation does not differ materially from the computation of the special reserve requirement prepared by the Company as of June 28, 2002 and filed with the National Association of Securities Dealers, Inc. on July 24, 2002 on Form X-17A-5.

SOUTHWEST CLEARING CORP.
(A Wholly Owned Subsidiary of SWS Group, Inc.)

SCHEDULE III – INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
JUNE 28, 2002

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of June 28, 2002 for which instructions to reduce to possession or control had been issued as of June 28, 2002 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

Number of items	-
Market value	$ -

2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of June 28, 2002 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

Number of items	-
Market value	$ -

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Independent Accountants Report on Internal Control Required By SEC Rule 17a-5

To the Board of Directors
Southwest Clearing Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Southwest Clearing Corp. (the "Company") (a wholly owned subsidiary of SWS Group, Inc.) for the year ended June 28, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statements and not to provide assurance on the internal control.

For the periods from July 1, 2001 to October 3, 2001, and April 13, 2002 to June 28, 2002 as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

For the period from October 4, 2001 to April 12, 2002, the Company cleared trades and as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 28, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 6, 2002